FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327, – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Item
1.	Consolidated interim financial statements as at March 31, 2016 and independent auditors’ review report

Cosan Limited

Consolidated interim financial

statements as at March 31, 2016 and

independent auditors’ review report

Cosan Limited

Consolidated financial statements

March 31, 2016

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Board of Directors and Shareholders

Cosan Limited

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“The Company”), contained in the Quarterly Information Form—ITR for the quarter ended March 31, 2016, which comprises the statement of financial position as of March 31, 2016 and the respective statements of profit or loss and comprehensive income (loss), changes in equity and cash flows for the three-month period then ended, including the footnotes.

Management is responsible for the preparation of the consolidated interim financial information in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, such as for the presentation of this information in accordance with the regulations of the Brazilian Securities Commission—CVM, applicable to the preparation of Quarterly Information—ITR. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information Form—ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34 applicable to the preparation of Quarterly Information—ITR, and presented in accordance with the regulations of the Brazilian Securities Commission—CVM.

São Paulo, May 12, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Contador CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	March 31, 2016	December 31, 2015 (Restated)

Assets
Cash and cash equivalents	5	3,209,652	3,505,824
Restricted cash		—	57,290
Marketable securities	6	549,694	749,698
Trade receivables	7	903,486	904,245
Derivative financial instruments	26	54,610	138,105
Inventories		654,074	656,901
Receivables from related parties	9	81,152	75,229
Income tax receivable		130,162	135,050
Other current tax receivable	8	213,680	311,892
Dividends receivable		146,730	12,064
Assets held for sale	12	217,515	149,938
Other current assets		132,910	138,995

Total current assets		6,293,665	6,835,231

Trade receivables	7	62,355	60,733
Restricted cash		181,875	200,893
Deferred tax assets	20	1,683,252	1,698,611
Receivables from related parties	9	235,665	221,345
Income tax receivable		253,838	274,597
Other non-current tax receivable	8	706,734	633,549
Judicial deposits	21	691,760	680,224
Derivative financial instruments	26	1,929,835	2,292,191
Other non-current assets		1,195,610	1,185,787
Investments in associates	10	180,702	184,376
Investments in joint ventures	11	8,266,574	8,237,190
Investment property	12	2,526,141	2,595,035
Property, plant and equipment	13	10,033,703	9,805,887
Intangible assets and goodwill	14	17,274,892	17,309,689

Total non-current assets		45,222,936	45,380,107

Total assets		51,516,601	52,215,338

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	March 31, 2016	December 31, 2015 (Restated)

Liabilities
Loans, borrowings and debentures	15	3,443,065	2,775,510
Leases	16	542,366	539,615
Advances on real estate credits		58,479	88,089
Derivative financial instruments	26	309,635	812
Trade payables	18	1,949,548	1,963,981
Employee benefits payable		199,864	256,279
Income tax payable		50,632	59,620
Other taxes payable	19	174,807	153,540
Leases on concessions	17	26,782	20,205
Dividends payable		36,108	39,934
Payables to related parties	9	242,961	204,080
Deferred revenue		14,167	110,517
Other financial liabilities		132,246	236,698
Other current liabilities		413,902	473,753

Total current liabilities		7,594,562	6,922,633

Loans, borrowings and debentures	15	14,991,399	16,053,693
Leases	16	1,188,325	1,202,086
Advances on real estate credits		207,356	196,917
Derivative financial instruments	26	689,694	741,686
Trade payables	18	865	1,031
Other taxes payable	19	47,646	51,327
Provision for legal proceedings	21	1,214,779	1,193,931
Leases on concessions	17	2,293,627	2,204,039
Post-employment benefits	27	349,414	344,447
Deferred tax liabilities	20	4,084,553	4,179,564
Preferred shareholders payable in subsidiaries		2,111,942	2,042,878
Deferred revenue		70,168	95,730
Other non-current liabilities		800,288	723,034

Total non-current liabilities		28,050,056	29,030,363

Total liabilities		35,644,618	35,952,996

Shareholders’ equity	22
Share capital		5,328	5,328
Additional paid-in capital		4,001,024	4,006,562
Accumulated other comprehensive loss		(474,885)	(478,207)
Retained earnings		2,556,875	2,425,567

Equity attributable to owners of the parent		6,088,342	5,959,250
Non-controlling interests		9,783,641	10,303,092

Total shareholders’ equity		15,871,983	16,262,342

Total liabilities and shareholders’ equity		51,516,601	52,215,338

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the quarters ended March 31, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	March 31, 2016	March 31, 2015

Net sales		3,141,982	2,141,124
Cost of sales		(2,066,104)	(1,591,340)

Gross profit		1,075,878	549,784

Selling expenses		(236,830)	(219,326)
General and administrative expenses		(235,540)	(179,812)
Other income expense, net	25	(37,566)	(99,324)

Operating expense		(509,936)	(498,462)

Income before equity in earnings of investees and financial results		565,942	51,322

Equity in earnings of investees
Equity in earnings of associates	10	(1,558)	(4,635)
Equity in earnings of joint ventures	11	441,344	157,772

		439,786	153,137
Financial results	24
Finance expense		(876,738)	(291,612)
Finance income		250,773	69,791
Foreign exchange losses, net		525,354	(591,834)
Derivatives		(704,142)	555,232

		(804,753)	(258,423)
Profit (loss) before taxes		200,975	(53,964)

Income tax (expense) benefit	20
Current		(101,495)	(4,838)
Deferred		81,275	84,529

		(20,220)	79,691
Net profit for the period		180,755	25,727

Other comprehensive income (loss)	22
Items that may be reclassified to profit or loss:
Foreign currency translation effect		33,810	(80,686)
(Loss) gain on cash flow hedge in joint ventures and subsidiary		(27,092)	20,735
Changes in fair value of available for sale securities		(2,579)	1,486

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the quarters ended March 31, 2016 and 2015

(In thousands of Brazilian Reais – R$, except earnings per share)

Taxes on items that may be reclassified to profit or loss		877	(505)

Total other comprehensive income (loss), net of tax		5,016	(58,970)

Total comprehensive income (loss)		185,771	(33,243)

Net income attributable to:
Owners of the Parent		131,308	9,539
Non-controlling interests		49,447	16,188

Total comprehensive income (loss) attributable to:
Owners of the Parent		134,630	(50,459)
Non-controlling interests		51,141	17,216

Basic earnings per share from continuing operations	23	R$0.50	R$0.04
Diluted earnings per share from continuing operations	23	R$0.44	(R$0.02)

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the quarters ended March 31, 2016 and 2015

(In thousands of Brazilian Reais – R$)

		Capital reserve
	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
At January 1, 2016	5,328	4,006,562	(478,207)	2,483,283	6,016,966	10,337,706	16,354,672
Adoption to IAS 41 effect—joint ventures (Note 2.2)	—	—	—	(57,716)	(57,716)	(34,614)	(92,330)

At January 1, 2016 (Restated)	5,328	4,006,562	(478,207)	2,425,567	5,959,250	10,303,092	16,262,342

Net profit for the period	—	—	—	131,308	131,308	49,447	180,755
Other comprehensive income:
Foreign currency translation effects	—	—	20,610	—	20,610	13,200	33,810
Loss on cash flow hedge in joint ventures and subsidiary	—	—	(16,935)	—	(16,935)	(10,157)	(27,092)
Changes in fair value of available for sale securities	—	—	(353)	—	(353)	(1,349)	(1,702)

Total comprehensive income for the period	—	—	3,322	131,308	134,630	51,141	185,771

Contributions by and distributions to owners of the Parent:
Dividends—non-controlling interests	—	(7,091)	—	—	(7,091)	7,091	—
Share-based compensation—Subsidiaries	—	1,553	—	—	1,553	1,396	2,949
Dividends	—	—	—	—	—	(579,079)	(579,079)

Total contributions by and distributions to owners of the Parent	—	(5,538)	—	—	(5,538)	(570,592)	(576,130)

At March 31, 2016	5,328	4,001,024	(474,885)	2,556,875	6,088,342	9,783,641	15,871,983

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the quarters ended March 31, 2016 and 2015

(In thousands of Brazilian Reais – R$)

		Capital reserve
	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
At January 1, 2015	5,328	3,887,109	(165,618)	2,117,739	5,844,558	7,644,749	13,489,307
Net profit for the period	—	—	—	9,539	9,539	16,188	25,727
Other comprehensive income:
Foreign currency translation effects	—	—	(72,952)	—	(72,952)	(7,734)	(80,686)
Gain on cash flow hedge in joint ventures and subsidiary	—	—	12,962	—	12,962	7,773	20,735
Changes in fair value of available for sale securities	—	—	(8)	—	(8)	989	981

Total comprehensive income for the period	—	—	(59,998)	9,539	(50,459)	17,216	(33,243)

Contributions by and distributions to owners of the Parent:
Share-based compensation—Subsidiaries	—	1,831	—	—	1,831	1,098	2,929
Dividends	—	—	—	—	—	(75,000)	(75,000)

Total contributions by and distributions to owners of the Parent	—	1,831	—	—	1,831	(73,902)	(72,071)

At March 31, 2015	5,328	3,888,940	(225,616)	2,127,278	5,795,930	7,588,063	13,383,993

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of cash flows

For the quarters ended March 31, 2016 and 2015

(In thousands of Brazilian Reais – R$)

	Note	March 31, 2016	March 31, 2015
Cash flows from operating activities
Profit (loss) before taxes		200,975	(53,964)
Adjustments for:
Depreciation and amortization	13 / 14	401,332	165,391
Equity in earnings of associates	10	1,558	4,635
Equity in earnings of joint ventures	11	(441,344)	(157,772)
Loss on disposal of assets		4,841	1,281
Share-based compensation expense	9	2,949	2,930
Change in fair value of investment property	12 / 25	290	(14,320)
Provisions for legal proceedings	25	21,197	9,200
Indexation charges, interest and exchange gains/losses, net		860,692	331,898
Other		3,308	20,502

		1,055,798	309,781
Decrease (increase) in assets/ (Decrease) Increase in liabilities:
Trade receivables		2,646	(8,280)
Inventories		(6,276)	33,468
Recoverable taxes		41,179	(34,796)
Related parties		16,599	(46,693)
Trade payables		(27,619)	213,518
Other financial liabilities		(104,451)	—
Employee benefits		(74,943)	(54,012)
Provisions for legal proceedings		(16,465)	(312)
Judicial deposits		(1,566)	(955)
Post-employment benefits		(6,284)	(5,201)
Income and other taxes		(76,394)	(990)
Leases on concessions		(25,996)	—
Other assets and liabilities, net		(112,759)	(105,096)

		(392,329)	(9,349)
Net cash generated by operating activities		663,469	300,432

Cash flows from investing activities
Capital contribution in associates		(2,170)	(22,555)
Marketable securities		213,463	—
Restricted cash		78,283	—
Dividends received from joint ventures		251,396	93,925
Acquisition of property, plant and equipment, intangible assets and investments, net		(389,300)	(181,685)

Net cash generated by (used in) investing activities		151,672	(110,315)

Cosan Limited

Consolidated statements of cash flows

For the quarters ended March 31, 2016 and 2015

(In thousands of Brazilian Reais – R$)

Cash flows from financing activities
Loans, borrowings and debentures raised	628,261	705,479
Payment of loans, borrowings and debentures
Principal	(527,214)	(359,460)
Interest	(330,694)	(167,633)
Payment of leases
Principal	(111,206)	—
Interest	(91,171)	—
Advances on real estate credits	(31,176)	—
Derivative financial instruments	(8,131)	178,832
Dividends paid	(583,129)	(75,000)

Net cash (used in) generated by financing activities	(1,054,460)	282,218

(Decrease) increase in cash and cash equivalents	(239,319)	472,335

Cash and cash equivalents at beginning of the period	3,505,824	1,649,340
Effects of exchange rate changes on cash held	(56,853)	710

Cash and cash equivalents at end of the period	3,209,652	2,122,385

Supplemental cash flow information:
Income taxes paid	(32,530)	(24,082)

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

1 Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (BM&FBovespa) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.51% and 63.27% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – COMGÁS (“COMGÁS”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo Logística Operadora Multimodal S.A. (“Rumo”) and América Latina Logística S.A. (“ALL”), logistic segment (“Logistic”); (iii) Purchase, sale and leasing of agricultural land through its subsidiaries, Radar Propriedades Agrícolas S.A. and Radar II Propriedades Agrícolas S.A. (“Radar”); (iv) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma brand and corporate activities (“Lubricants”); and (v) other investments, in addition to the corporate structures of the Company (“Cosan’s other business”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

On March 31, 2016, Cosan Logística had a negative consolidated working capital of R$2,863,678 and loss for the period of R$48,044. Nevertheless, it presented a net cash generation from operations of R$355,105 and made investments in the modernization of its fleet and improving the railway network in the amount of R$284,874, in line with its business plan.

The subsidiary Cosan S.A. and Cosan Logística are part of an agreement with the non-controlling interest holder of Rumo. This agreement provides the non-controlling interest holder the right to substitute its shares in Rumo for a fixed number of shares to be issued by Cosan S.A. and Cosan Logística. On April 28, 2016, the GIF Rumo Fundo de Investimentos em Participações (“GIF”) exercised its right to Exchange shares issued by Rumo for shares issued by Cosan S.A. and shares issued by Cosan Logística.

On April 13, 2016, Rumo completed a capital increase in an amount of R$2,600,000 through an offer of shares to investors in Brazil and abroad. Rumo intends to use the net proceeds from the offering to strengthen its working capital and make investments.

2 Basis of preparation

2.1 Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), and in accordance with the regulations issued by the Brazilian Securities Commission—CVM applicable to the preparation of the Quarterly Information—ITR. They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2015.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015, except for the adoption of new standards and interpretations effective as of January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These consolidated financial statements were authorized for issue by the Board of Directors on May 12, 2016.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

2.2 New standards, interpretations and amendments adopted by the Company—Restated

Although these new standards and amendments apply for the first time in 2016, they do not have a material impact on the annual consolidated financial statements or the interim consolidated financial statements of the Company. The nature and the impact of each new standard or amendment is described below:

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41 Agriculture. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model. The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. These amendments substantially impact the jointly controlled company Raízen Energia and do not have any effect to the Company since it does not have any bearer plants. The impact related to the initial adoption of the accounting standard for the year ended December 31, 2015, as follow:

	Consolidated statements of financial position December 31, 2015
	As issued	IAS 41 effect	Restated
Assets
Current assets	6,835,231	—	6,835,231
Investments in joint ventures	8,329,520	(92,330)	8,237,190
Other non-current assets	37,142,917	—	37,142,917

Total assets	52,307,668	(92,330)	52,215,338

Liabilities
Current liabilities	6,922,633	—	6,922,633
Non-current liabilities	29,030,363	—	29,030,363

Total liabilities	35,952,996	—	35,952,996

Shareholders’ equity
Share capital	5,328	—	5,328
Additional paid-in capital	4,006,562	—	4,006,562
Accumulated other comprehensive loss	(478,207)	—	(478,207)
Retained earnings	2,483,283	(57,716)	2,425,567

Equity attributable to owners of the parent	6,016,966	(57,716)	5,959,250
Non-controlling interests	10,337,706	(34,614)	10,303,092

Total shareholders’ equity	16,354,672	(92,330)	16,262,342

Total liabilities and shareholders’ equity	52,307,668	(92,330)	52,215,338

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3 Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented.

3.1 Basis of consolidation

The consolidated interim financial statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	March 31, 2016	December 31, 2015
Directly owned subsidiaries
Cosan Logística S.A.	63.27%	63.27%
Cosan S.A. Indústria e Comércio	62.51%	62.51%
Interest of Cosan S.A. in its subsidiaries
Águas da Ponte Alta S.A.	65.00%	65.00%
Bioinvestments Negócios e Participações S.A.	65.00%	65.00%
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo—COMGÁS	61.33%	61.33%
Cosan Biomassa S.A.	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produto Químicos Ltda.	100.00%	100.00%
Nova Agrícola Ponte Alta S.A.	29.50%	29.50%
Nova Amaralina S.A. Propriedades Agrícolas	29.50%	29.50%
Nova Santa Barbara Agrícola S.A.	29.50%	29.50%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Proud Participações S.A.	65.00%	65.00%
Radar II Propriedades Agrícolas S.A.	65.00%	65.00%
Radar Propriedades Agrícolas S.A.	29.50%	29.50%
Terras da Ponte Alta S.A.	29.50%	29.50%
Vale da Ponte Alta S.A.	65.00%	65.00%
Zip Lube S.A.	100.00%	100.00%
Interest of Cosan Logística S.A. in its subsidiaries
ALL – América Latina Logística Argentina S.A.	23.89%	23.89%
ALL – América Latina Logística Armazéns Gerais Ltda.	26.26%	26.26%
ALL – América Latina Logística Central S.A.	19.31%	19.31%
ALL – América Latina Logística Equipamentos Ltda.(i)	—	26.26%
ALL – América Latina Logística Intermodal S.A.	26.26%	26.26%
ALL – América Latina Logística Malha Norte S.A.	26.06%	26.06%
ALL – América Latina Logística Malha Oeste S.A.	26.26%	26.26%
ALL – América Latina Logística Malha Paulista S.A.	26.26%	26.26%
ALL – América Latina Logística Malha Sul S.A.	26.26%	26.26%
ALL – América Latina Logística Mesopotâmica S.A.	18.53%	18.53%
ALL – América Latina Logística Participações S.A.(i)	—	26.26%
ALL – América Latina Logística Rail Management Ltda.	13.13%	13.13%
ALL – América Latina Logística S.A.	26.26%	26.26%
ALL – América Latina Logística Serviços Ltda.	26.26%	26.26%
Boswells S.A.	26.26%	26.26%
Brado Holding S.A.	26.26%	26.26%
Brado Logística e Participações S.A.	16.34%	16.34%
Brado Logística S.A.	16.34%	16.34%
Logispot Armazéns Gerais S.A.	13.39%	13.39%
Paranaguá S.A.	26.22%	26.22%
PGT—Grains Terminal S.A.	26.26%	26.26%
Portofer Transporte Ferroviário Ltda.	26.26%	26.26%
Rumo Logística Operadora Multimodal S.A.	26.26%	26.26%

(i)	Incorporated in March 1, 2016 by ALL Intermodal S.A.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

3.2 New standards and interpretations not yet adopted

•	IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 Financial Instruments: Recognition and Measurement.

IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. The Company has yet to assess IFRS 9’s full impact. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

•	IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11—Construction Contracts and IFRIC 13—Customer Loyalty Programmes. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

The Company is currently assessing the potential impacts of adopting IFRS 15.

•	IFRS 16—Leases was issued on January 13, 2016. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. For lessees, the lease becomes an on-balance sheet liability that attracts interest, together with a new asset on the other side of the balance sheet. In other words, lessees will appear to become more asset-rich but also more heavily indebted. The new standard takes effect in January 2019.

There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a significant impact on the Company.

4 Operating segments

Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2016										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	3,866,279	16,391,752	1,460,076	22,913	479,124	1,185,891	34	(20,258,031)	(6,056)	3,141,982	1,962,148	1,185,891
Domestic market	1,679,105	16,391,752	1,460,076	22,913	365,932	1,145,496	34	(18,070,857)	(6,056)	2,988,395	1,848,956	1,145,496
External market	2,187,174	—	—	—	113,192	40,395	—	(2,187,174)	—	153,587	113,192	40,395
Cost of sales	(2,667,086)	(15,600,588)	(828,583)	—	(371,944)	(871,083)	(550)	18,267,674	6,056	(2,066,104)	(1,201,078)	(871,083)
Gross profit	1,199,193	791,164	631,493	22,913	107,180	314,808	(516)	(1,990,357)	—	1,075,878	761,070	314,808
Selling expenses	(188,404)	(357,096)	(154,584)	—	(83,974)	1,728	—	545,500	—	(236,830)	(238,557)	—
General and administrative expenses	(163,286)	(101,209)	(73,327)	(7,575)	(18,793)	(89,774)	(46,071)	264,495	—	(235,540)	(141,656)	(88,046)
Other income (expense), net	68,479	80,718	(2,016)	(211)	1,701	2,272	(39,312)	(149,197)	—	(37,566)	(39,836)	2,272
Financial results	209,241	(132,961)	(96,075)	3,764	(18,913)	(427,296)	(371,013)	(76,280)	104,780	(804,753)	(449,360)	(427,296)
Financial expense	(262,775)	(43,355)	(209,988)	(409)	(8,797)	(469,652)	(292,672)	306,130	104,780	(876,738)	(494,390)	(469,652)
Financial income	162,288	59,551	113,554	4,222	964	61,526	70,507	(221,839)	—	250,773	189,136	61,526
Foreign exchange losses, net	(15,174)	358,297	123,854	(49)	17,421	46,520	337,608	(343,123)	—	525,354	507,512	46,520
Derivatives	324,902	(507,454)	(123,495)	—	(28,501)	(65,690)	(486,456)	182,552	—	(704,142)	(651,618)	(65,690)
Equity in earnings of associates	(36,283)	2,520	—	—	(866)	3,558	282,490	33,763	(286,740)	(1,558)	(5,116)	3,558
Equity in earnings of joint ventures	—	—	—	—	—	—	441,344	—	—	441,344	441,344	—
Income tax (expense) benefit	(368,617)	(109,974)	(104,635)	(3,936)	567	10,320	113,089	478,591	(35,625)	(20,220)	5,085	10,320

Profit (loss) for the period	720,323	173,162	200,856	14,955	(13,098)	(184,384)	380,011	(893,485)	(217,585)	180,755	332,974	(184,384)

Net income attributable to:
Owners of the Parent	720,323	163,097	200,856	14,955	(13,098)	(48,044)	380,011	(883,420)	(403,372)	131,308	248,706	(48,044)
Non-controlling interests	—	10,065	—	—	—	(136,340)	—	(10,065)	185,787	49,447	84,268	(136,340)

Other selected data:
Depreciation and amortization	643,442	163,619	119,047	155	20,629	209,786	2,963	(807,061)	—	352,580	142,794	209,786
EBITDA	1,523,141	579,716	520,613	15,282	25,877	442,378	640,898	(2,102,857)	(286,740)	1,358,308	920,043	442,378
Additions to PP&E, intangible and biological assets	810,634	179,164	94,139	100	9,348	284,874	838	(989,798)	—	389,299	104,425	284,874
Reconciliation of EBITDA:
Profit (loss) for the period	720,323	173,162	200,856	14,955	(13,098)	(184,384)	380,011	(893,485)	(217,585)	180,755	332,974	(184,384)
Income tax and social contribution	368,617	109,974	104,635	3,936	(567)	(10,320)	(113,089)	(478,591)	35,625	20,220	(5,085)	(10,320)
Financial result, net	(209,241)	132,961	96,075	(3,764)	18,913	427,296	371,013	76,280	(104,780)	804,753	449,360	427,296
Depreciation and amortization	643,442	163,619	119,047	155	20,629	209,786	2,963	(807,061)	—	352,580	142,794	209,786

EBITDA	1,523,141	579,716	520,613	15,282	25,877	442,378	640,898	(2,102,857)	(286,740)	1,358,308	920,043	442,378

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2015										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination / adjustments	Total consolidated	Cosan Energia	Cosan Logística
Statement of profit or loss:
Net sales	3,080,040	14,061,510	1,534,064	21,606	379,843	205,611	—	(17,141,550)	—	2,141,124	1,935,513	205,611
Domestic market	1,166,359	14,061,510	1,534,064	21,606	305,666	176,847	—	(15,227,869)	—	2,038,183	1,861,336	176,847
External market	1,913,681	—	—	—	74,177	28,764	—	(1,913,681)	—	102,941	74,177	28,764
Cost of sales	(2,620,827)	(13,260,089)	(1,154,677)	(1,738)	(288,575)	(146,350)	—	15,880,916	—	(1,591,340)	(1,444,991)	(146,350)
Gross profit	459,213	801,421	379,387	19,868	91,268	59,261	—	(1,260,634)	—	549,784	490,522	59,261
Selling expenses	(149,073)	(315,933)	(154,521)	—	(64,805)	—	—	465,006	—	(219,326)	(219,326)	—
General and administrative expenses	(140,651)	(100,271)	(86,595)	(7,207)	(16,146)	(24,371)	(45,493)	240,922	—	(179,812)	(140,878)	(24,370)
Other income (expense), net	39,099	60,926	(2,081)	14,324	159	(460)	(111,266)	(100,025)	—	(99,324)	(98,864)	(460)
Financial results	(238,303)	12,953	(73,959)	1,691	3,770	(20,398)	(169,527)	225,350	—	(258,423)	(284,713)	(20,398)
Financial expense	(204,842)	(38,955)	(103,891)	(355)	(8,445)	(10,323)	(172,421)	243,797	3,823	(291,612)	(273,813)	(10,323)
Financial income	147,793	37,777	37,314	2,070	329	5,653	28,248	(185,570)	(3,823)	69,791	64,109	5,652
Foreign exchange losses, net	(605,426)	(172,806)	(242,513)	(24)	2,614	(56,217)	(295,694)	778,232	—	(591,834)	(568,545)	(56,217)
Derivatives	424,172	186,937	235,131	—	9,272	40,489	270,340	(611,109)	—	555,232	493,536	40,490
Equity in earnings of associates	(5,990)	4,048	—	—	(4,960)	—	8,960	1,942	(8,635)	(4,635)	(4,635)	—
Equity in earnings of joint ventures	—	—	—	—	—	—	157,772	—	—	157,772	157,772	—
Income tax (expense) benefit	42,751	(144,976)	(31,841)	(3,343)	(5,705)	(4,832)	125,412	102,225	—	79,691	84,524	(4,833)

Profit (loss) for the period	7,046	318,168	30,390	25,333	3,581	9,200	(34,142)	(325,214)	(8,635)	25,727	(15,598)	9,200

Net income attributable to:
Owners of the Parent	7,046	306,146	30,390	25,333	3,581	7,553	(34,142)	(313,192)	(23,176)	9,539	(43,683)	7,554
Non-controlling interests	—	12,022	—	—	—	1,647	—	(12,022)	14,541	16,188	28,085	1,647

Other selected data:
Depreciation and amortization	627,614	139,333	119,451	245	17,928	26,653	974	(766,947)	—	165,251	138,598	26,653
EBITDA	830,212	589,524	255,641	27,230	23,444	61,083	10,947	(1,419,736)	(8,635)	369,710	323,189	61,084
Additions to PP&E, intangible and biological assets	828,526	239,699	123,566	668	8,300	30,989	18,162	(1,068,225)	—	181,685	150,696	30,989
Reconciliation of EBITDA:
Profit (loss) for the period	7,046	318,168	30,390	25,333	3,581	9,200	(34,142)	(325,214)	(8,635)	25,727	(15,598)	9,200
Income tax and social contribution	(42,751)	144,976	31,841	3,343	5,705	4,832	(125,412)	(102,225)	—	(79,691)	(84,524)	4,833
Financial result, net	238,303	(12,953)	73,959	(1,691)	(3,770)	20,398	169,527	(225,350)	—	258,423	284,713	20,398
Depreciation and amortization	627,614	139,333	119,451	245	17,928	26,653	974	(766,947)	—	165,251	138,598	26,653

EBITDA	830,212	589,524	255,641	27,230	23,444	61,083	10,947	(1,419,736)	(8,635)	369,710	323,189	61,084

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2016										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of financial position:
Cash and cash equivalents	2,987,675	1,384,957	1,000,160	817	72,625	207,406	1,928,644	(4,372,632)	—	3,209,652	2,660,251	207,406
Marketable securities	—	—	—	254,313	—	295,381	—	—	—	549,694	254,313	295,381
Trade receivables	457,795	1,606,572	480,985	35,977	246,230	202,649	—	(2,064,367)	—	965,841	763,189	202,649
Derivative financial instruments	1,241,138	85,699	557,395	—	—	87,548	1,339,502	(1,326,837)	—	1,984,445	1,870,234	87,548
Inventories	511,997	1,184,264	132,608	—	300,548	217,555	3,363	(1,696,261)	—	654,074	436,518	217,555
Other current assets	1,670,389	1,341,716	91,661	190,992	63,279	343,988	302,105	(3,012,105)	(69,876)	922,149	628,507	343,988
Other non-current assets	3,041,550	842,308	277,987	62	23,666	2,860,622	1,795,254	(3,883,858)	(8,857)	4,948,734	2,088,105	2,860,622
Investment in associates	210,425	—	—	—	9,061	44,045	11,466,849	(210,425)	(11,339,253)	180,702	136,657	44,045
Investment in joint ventures	—	—	—	—	—	—	8,266,574	—	—	8,266,574	8,266,573	—
Biological assets	968,521	—	—	—	—	—	—	(968,521)	—	—	—	—
Investment property	—	—	—	2,526,141	—	—	—	—	—	2,526,141	2,526,141	—
Property, plant and equipment	11,365,960	2,411,346	—	1,740	242,310	9,637,560	152,093	(13,777,306)	—	10,033,703	396,143	9,637,560
Intangible assets and goodwill	3,263,773	4,411,262	8,592,772	1,903	807,867	7,863,667	8,683	(7,675,035)	—	17,274,892	9,411,226	7,863,667
Loans, borrowings and debenture	(9,840,669)	(2,976,278)	(3,745,234)	—	(541,796)	(8,662,993)	(5,484,441)	12,816,947	—	(18,434,464)	(9,274,483)	(8,662,993)
Derivative financial instruments	(684,318)	(312,010)	—	—	(28,765)	(38,011)	(932,553)	996,328	—	(999,329)	(961,318)	(38,011)
Trade payables	(891,846)	(774,195)	(1,143,536)	(2,294)	(241,456)	(558,791)	(4,336)	1,666,041	—	(1,950,413)	(1,391,622)	(558,791)
Employee benefits payable	(382,263)	(112,280)	(34,849)	(4,122)	(13,789)	(137,000)	(10,104)	494,543	—	(199,864)	(62,864)	(137,000)
Other current liabilities	(776,143)	(1,470,728)	(137,948)	(34,499)	(88,966)	(1,284,717)	(214,171)	2,246,871	67,851	(1,692,450)	(431,382)	(1,284,717)
Other non-current liabilities	(1,233,956)	(2,762,282)	(1,206,805)	(105,185)	(178,240)	(7,242,814)	(3,812,259)	3,996,238	177,205	(12,368,098)	(5,291,608)	(7,242,814)
Total assets (net of liabilities) allocated by segment	11,910,028	4,860,351	4,865,196	2,865,845	672,574	3,836,095	14,805,203	(16,770,379)	(11,172,930)	15,871,983	12,024,580	3,836,095

Total assets	25,719,223	13,268,124	11,133,568	3,011,945	1,765,586	21,760,421	25,263,067	(38,987,347)	(11,417,986)	51,516,601	29,437,857	21,760,421

Equity attributable to owners of the parent	11,910,991	4,689,812	4,865,196	2,865,845	672,574	1,066,452	14,805,203	(16,600,803)	(18,186,928)	6,088,342	8,716,872	1,066,452
Non-controlling interests	(963)	170,539	—	—	—	2,769,643	—	(169,576)	7,013,998	9,783,641	3,307,708	2,769,643

Total shareholders’ equity	11,910,028	4,860,351	4,865,196	2,865,845	672,574	3,836,095	14,805,203	(16,770,379)	(11,172,930)	15,871,983	12,024,580	3,836,095

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2015 (Restated)										Additional information
	Raízen Energia	Raízen Combustíveis	COMGÁS	Radar	Lubricants	Logistics	Other business	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan Energia	Cosan Logística
Statement of financial position:
Cash and cash equivalents	2,995,495	885,880	1,967,643	1,016	96,907	246,849	1,193,409	(3,881,375)	—	3,505,824	3,129,530	246,849
Marketable securities	—	—	—	241,430	—	508,268	—	—	—	749,698	241,430	508,268
Trade receivables	719,092	2,058,601	540,132	38,510	220,417	165,671	248	(2,777,693)	—	964,978	799,308	165,671
Derivative financial instruments	1,465,816	255,665	665,032	—	12,363	99,863	1,653,038	(1,721,481)	—	2,430,296	2,292,859	99,863
Inventories	2,371,987	1,287,946	134,347	—	293,916	225,784	2,854	(3,659,933)	—	656,901	431,117	225,784
Other current assets	1,579,568	1,029,510	132,960	120,615	51,926	364,168	277,393	(2,609,078)	(66,604)	880,458	503,502	364,168
Other non-current assets	3,425,968	921,891	279,091	51	(135,853)	2,824,311	1,937,123	(4,347,859)	(9,717)	4,895,006	2,070,687	2,824,311
Investment in associates	225,670	248,456	—	—	8,453	44,241	11,971,024	(474,126)	(11,839,342)	184,376	140,134	44,241
Investment in joint ventures	—	—	—	—	—	—	8,237,190	—	—	8,237,190	8,237,190	—
Biological assets	730,348	—	—	—	—	—	—	(730,348)	—	—	—	—
Investment property	—	—	—	2,595,035	—	—	—	—	—	2,595,035	2,595,035	—
Property, plant and equipment	10,975,677	2,409,555	—	2,029	243,080	9,404,087	156,691	(13,385,232)	—	9,805,887	401,800	9,404,087
Intangible assets and goodwill	3,261,623	4,414,352	8,620,436	1,669	818,362	7,862,420	6,802	(7,675,975)	—	17,309,689	9,447,269	7,862,420
Loans, borrowings and debenture	(11,549,211)	(3,226,449)	(3,823,067)	—	(512,758)	(8,585,175)	(5,908,203)	14,775,660	—	(18,829,203)	(9,755,703)	(8,585,175)
Derivative financial instruments	(676,321)	(67,902)	—	—	(291)	(1,780)	(740,427)	744,223	—	(742,498)	(740,718)	(1,780)
Trade payables	(1,126,540)	(937,177)	(1,302,397)	(2,511)	(235,663)	(420,189)	(4,252)	2,063,717	—	(1,965,012)	(1,544,822)	(420,189)
Employee benefits payable	(315,704)	(83,214)	(65,522)	(5,684)	(15,061)	(149,871)	(20,141)	398,918	—	(256,279)	(106,407)	(149,871)
Other current liabilities	(920,298)	(968,904)	(103,331)	(35,464)	(135,945)	(1,477,920)	(237,919)	1,889,202	64,528	(1,926,051)	(463,015)	(1,477,920)
Other non-current liabilities	(1,364,086)	(3,129,560)	(1,180,987)	(104,403)	(209,245)	(7,094,274)	(3,754,009)	4,493,646	108,965	(12,233,953)	(5,236,850)	(7,094,274)

Total assets (net of liabilities) allocated by segment	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,770,821	(16,897,734)	(11,742,170)	16,262,342	12,442,346	4,016,453

Total assets	27,751,244	13,511,856	12,339,641	3,000,355	1,609,571	21,745,662	25,435,772	(41,263,100)	(11,915,663)	52,215,338	30,289,861	21,745,662

Equity attributable to owners of the parent	11,800,047	4,926,655	5,864,337	2,852,293	500,608	1,113,277	14,770,821	(16,726,702)	(19,142,086)	5,959,250	8,753,858	1,113,277
Non-controlling interests	(963)	171,995	—	—	—	2,903,176	—	(171,032)	7,399,916	10,303,092	3,688,488	2,903,176

Total shareholders’ equity	11,799,084	5,098,650	5,864,337	2,852,293	500,608	4,016,453	14,770,821	(16,897,734)	(11,742,170)	16,262,342	12,442,346	4,016,453

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	March 31, 2016	March 31, 2015
Raízen Energia
Ethanol	1,936,912	1,626,484
Sugar	1,846,288	1,408,329
Cogeneration	43,881	12,686
Other	39,198	32,541

	3,866,279	3,080,040
Raízen Combustíveis
Fuels	16,391,752	14,061,510

	16,391,752	14,061,510
COMGÁS
Industrial	1,006,065	1,027,851
Residential	155,406	120,857
Thermo generation	51,721	115,109
Construction revenue	66,192	90,381
Commercial	53,327	61,609
Cogeneration	54,523	65,972
Automotive	47,150	45,038
Other	25,692	7,247

	1,460,076	1,534,064
Radar
Land lease	19,189	16,986
Property sales	—	1,879
Other	3,724	2,741

	22,913	21,606
Lubricants
Lubricants	425,912	309,708
Basic oil	48,942	37,455
Other	4,270	32,680

	479,124	379,843
Other businesses	34	—
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(20,264,087)	(17,141,550)

Cosan Energia	1,956,091	1,935,513

Logistics
North operations(i)	895,886	205,611
South operations(i)	224,871	—
Container operations(i)	65,134	—

	1,185,891	205,611

Total	3,141,982	2,141,124

(i)	Segment created following the ALL Acquisition, which was completed on April 1, 2015.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

5 Cash and cash equivalents

	March 31, 2016	December 31, 2015
Cash and bank deposits	512,206	305,510
Short-term investments	2,697,446	3,200,314

	3,209,652	3,505,824

Short-term investments are composed as follows:

	March 31, 2016	December 31, 2015
Investment funds
Repurchase agreements	880,819	1,252,229
Bank certificate of deposits—CDB	911,477	792,279
Other	124,072	199,919

	1,916,368	2,244,427
Bank investments
Repurchase agreements	582,976	407,971
Bank certificate of deposits—CDB	176,752	542,658
Other	21,350	5,258

	781,078	955,887
	2,697,446	3,200,314

6 Marketable securities

	March 31, 2016	December 31, 2015
Government security	68,757	334,167
Bank certificate of deposits—CDB	338,856	271,323
Debentures	142,081	144,208

	549,694	749,698

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

7 Trade receivables

	March 31, 2016	December 31, 2015
Domestic—Brazilian Reais	1,010,489	999,007
Export—Foreign currency	23,251	29,402
Allowance for doubtful accounts	(67,899)	(63,431)

	965,841	964,978

Current	903,486	904,245

Non-current	62,355	60,733

8 Other current tax receivable

	March 31, 2016	December 31, 2015
ICMS—State VAT	603,531	597,023
COFINS—Revenue tax	240,431	235,980
PIS—Revenue tax	67,619	69,098
PAES—Special Program for Installment Payments	1,977	33,245
Provision for non-realization tax	(7,587)	(7,587)
Other	14,443	17,682

	920,414	945,441

Current	213,680	311,892

Non-current	706,734	633,549

9 Related parties

a) Receivables from and payables to related parties:

	March 31, 2016	December 31, 2015
Current assets
Commercial operations
Raízen Energia S.A.	43,770	47,591
Raízen Combustíveis S.A.	12,510	3,052
Aguassanta Participações S.A.	6,322	6,371
Other	4,436	4,085

	67,038	61,099

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Corporate operation / Agreements
Raízen Energia S.A.	14,114	13,028

	14,114	13,028
Financial operations
Raízen Combustíveis S.A.	—	1,102

	—	1,102
	81,152	75,229

Non-current assets
Receivables under the framework agreement
Raízen Energia S.A.	89,763	89,763
Janus Brasil Participações S.A.	20,875	20,875

	110,638	110,638
Financial operations
Rezende Barbosa Group	85,558	70,365
Novvi Limited Liability Company	15,586	17,121
Other	17	8

	101,161	87,494
Corporate operation
Raízen Energia S.A.	23,866	23,029
Other	—	184

	23,866	23,213
	235,665	221,345

Total	316,817	296,574

Current liabilities
Commercial operations
Raízen Energia S.A.	44,673	46,582
Raízen Combustíveis S.A.	96,813	71,489
Other	105	(454)

	141,591	117,617
Corporate operations / Agreements
Raízen Energia S.A.	93,560	78,653
Raízen Combustíveis S.A.	7,810	7,810

	101,370	86,463
Total	242,961	204,080

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Related party transactions:

	March 31, 2016	March 31, 2015
Sales of goods and services
Raízen Energia S.A.	114,835	95,741
Raízen Combustíveis S.A.	27,898	—
Other	422	—

	143,155	95,741
Purchase of goods / Inputs
Raízen Energia S.A.	(19)	—
Raízen Combustíveis S.A.	(201,095)	(12)
Other	(125)	—

	(201,239)	(12)
Land lease
Raízen Energia S.A.	16,171	14,502

	16,171	14,502
Shared income (expense)
Aguassanta Participações S.A.	79	106
Raízen Energia S.A.	(19,008)	(22,734)

	(18,929)	(22,628)
Financial result
Raízen Energia S.A.	361	810
Rezende Barbosa Group	—	9
Other	(201)	(48)

	160	771
Total	(60,682)	88,374

c) Officers’ and directors’ compensation

	March 31, 2016	March 31, 2015
Regular compensation	11,075	14,215
Stock option expense	2,480	2,929
Bonuses and other variable compensation	10,285	8,152

	23,840	25,296

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

10 Investments in associates

a) Information in associates of the Company and the Company´s ownership:

	Tellus Brasil Participações S.A.	Novvi Limited Liability Company	Janus Brasil Participações S.A.	Other investments	Total
Shares issued by the associate	65,957,282	200,002	16,166,927	—
Shares held by Cosan	33,638,214	100,001	31,699,465	—
Cosan ownership interest	51.00%	50.00%	51.00%	—

Equity in earnings (losses) of associates at March 31, 2015	2,539	(4,950)	(23)	(2,201)	(4,635)
At December 31, 2015	99,638	6,783	23,713	54,242	184,376
Equity in earnings (losses) of associates	(1,989)	(866)	867	430	(1,558)
Capital increase	—	2,170	—	—	2,170
Dividends	—	—	—	(3,754)	(3,754)
Other	(492)	—	—	(40)	(532)

At March 31, 2016	97,157	8,087	24,580	50,878	180,702

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Information in the non-controlling interests in subsidiaries of the Company:

	Cosan S.A. Indústria e Comércio	Cosan Logística S.A.	Companhia de Gás de São Paulo—COMGÁS	Rumo Logística Operadora Multimodal S.A.	Logispot Armazéns Agrícolas S.A.	Radar Propriedades Agrícolas S.A.	Radar II Propriedades Agrícolas S.A.	Elimination of participation Radar II in Radar	Total
Shares issued by the associate	407,214,353	405,856,814	124,009,308	299,015,898	2,040,816	21,148,989	830,690,258	—
Shares held by non-controlling shareholders	153,511,030	152,153,491	47,950,970	220,507,722	1,000,000	17,147,822	290,710,861	—
Non-controlling interest	37.49%	36.73%	38.67%	73.74%	49.00%	81.08%	35.00%	—

Equity in earnings (losses) of associates at March 31, 2015	(16,377)	2,832	11,948	1,647	—	13,271	2,867	—	16,188
At December 31, 2015	3,700,096	46,043	2,109,567	2,866,244	36,835	1,728,749	349,022	(498,850)	10,337,706
Equity in earnings (losses) of associates	119,164	(17,645)	77,665	(135,649)	(690)	3,139	4,091	(628)	49,447
Other comprehensive income (losses)	(17)	318	—	2,434	—	(1,139)	(81)	179	1,694
Dividends	(103,728)	—	(475,351)	—	—	—	—	—	(579,079)
Other	(38,070)	130	11,344	469	—	—	—	—	(26,127)

At March 31, 2016	3,677,445	28,846	1,723,225	2,733,498	36,145	1,730,749	353,032	(499,299)	9,783,641

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

11 Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the associate	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50.00%	50.00%

Equity in earnings of joint ventures at March 31, 2015	152,765	5,007	157,772
At December 31, 2015	3,204,834	5,124,686	8,329,520
Adoption to IAS 41 effect (Note 2.2)	—	(92,330)	(92,330)
At December 31, 2015 (Restated)	3,204,834	5,032,356	8,237,190
Equity in earnings of joint ventures	81,185	360,159	441,344
Other comprehensive losses	(1,045)	(14,572)	(15,617)
Interest on capital	(16,500)	—	(16,500)
Dividends	(182,060)	(197,783)	(379,843)

At March 31, 2016	3,086,414	5,180,160	8,266,574

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan has access to a credit line (stand-by facility) granted to Raízen in the amount of US$500 million, which was unused at March 31, 2016.

12 Assets held for sale and investment property

	Investment property	Assets held for sale	Total
At December 31, 2015	2,595,035	149,938	2,744,973
Change in fair value	(290)	(4,409)	(4,699)
Additions	—	3,382	3,382
Transfers	(68,604)	68,604	—

At March 31, 2016	2,526,141	217,515	2,743,656

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

13 Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2015	859,957	663,223	4,235,037	3,568,597	824,034	467,090	10,617,938
Additions	—	6,385	9,611	—	414,546	2,855	433,397
Disposals	—	(98)	(823)	(9,816)	—	(5,870)	(16,607)
Transfers	28,296	19,549	119,316	(5,106)	(184,887)	11,751	(11,081)

At March 31, 2016	888,253	689,059	4,363,141	3,553,675	1,053,693	475,826	11,023,647
Depreciation
At December 31, 2015	(118,056)	(218,925)	(248,686)	(209,308)	—	(17,076)	(812,051)
Additions	(9,457)	(19,972)	(68,676)	(67,146)	—	(15,725)	(180,976)
Disposals	—	98	440	3,046	—	2,486	6,070
Transfers	846	1,161	—	—	—	(4,994)	(2,987)

At March 31, 2015	(126,667)	(237,638)	(316,922)	(273,408)	—	(35,309)	(989,944)
At December 31, 2015	741,901	444,298	3,986,351	3,359,289	824,034	450,014	9,805,887

At March 31, 2016	761,586	451,421	4,046,219	3,280,267	1,053,693	440,517	10,033,703

Capitalization of borrowing costs

Capitalized borrowing costs for the quarter ended March 31, 2016 amounted to R$1,798 (R$1,401 for the quarter ended March 31, 2015).

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

14 Intangible assets

	Goodwill	Concession rights	Improvements to public concessions and operating licenses	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2015	713,291	16,664,047	432,529	252,474	940,470	404,013	19,406,824
Additions	—	76,813	—	—	18,830	2,722	98,365
Disposals	—	(8,493)	—	—	(1,026)	—	(9,519)
Transfers	—	385	—	—	(1,740)	11,108	9,753
Business combination	—	33,142	—	—	—	—	33,142

At March 31, 2016	713,291	16,765,894	432,529	252,474	956,534	417,843	19,538,565
Amortization
At December 31, 2015	—	(1,011,806)	(193,818)	(159,789)	(575,411)	(156,311)	(2,097,135)
Additions	(1,423)	(111,058)	(2,935)	(5,707)	(36,712)	(15,470)	(173,305)
Disposals	—	6,244	—	—	520	—	6,764
Transfers	—	124	—	—	—	(121)	3

At March 31, 2016	(1,423)	(1,116,496)	(196,753)	(165,496)	(611,603)	(171,902)	(2,263,673)
At December 31, 2015	713,291	15,652,241	238,711	92,685	365,059	247,702	17,309,689

At March 31, 2016	711,868	15,649,398	235,776	86,978	344,931	245,941	17,274,892

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Capitalization of borrowing costs

Capitalized borrowing costs for the quarter ended March 31, 2016, amounted to R$5,182 (R$4,545 for the quarter ended March 31, 2015). The weighted average interest rate used to capitalize borrowing costs on the balance of construction in progress, was 13.94% p.a. for the quarter ended March 31, 2016 (12.37% p.a. for the quarter ended March 31, 2015).

Intangible assets (excluding goodwill)	Annual rate of amortization—%	March 31, 2016	December 31, 2015
Gas distribution concession—COMGÁS(i)	Concession term	8,230,941	8,237,379
Concession rights—Rumo(ii)	Concession term	7,418,457	7,414,862

		15,649,398	15,652,241
Operating license for port terminal(iii)	4.00%	235,776	238,711

		235,776	238,711
Trademarks
Mobil	10.00%	62,774	68,481
Comma	—	24,204	24,204

		86,978	92,685
Relationships with customers
COMGÁS	20.00%	294,954	313,694
Lubricants	6.00%	49,977	51,365

		344,931	365,059
Other
Software licenses	20.00%	133,009	126,469
Other	15.00%	112,932	121,233

		245,941	247,702
		16,563,024	16,596,398

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of ALL Malha Norte, which will be amortized until the end of the concession in 2079;

(iii)	Port operating license and customer relationships of Rumo, from the business combinations.

Impairment testing of cash-generating units goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually. Property, plant and equipment and definite life intangible assets, that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the quarter ended March 31, 2016, no impairment indicators were identified that would trigger the need for an impairment test.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

15 Loans, borrowings and debentures

	Interest
Description	Index(i)	Annual interest(ii)	March 31, 2016	December 31, 2015	Maturity

Loan and borrowings
BNDES	URTJLP	9.12%	2,768,966	2,851,793	Aug-2029
	Fixed	5.50%	969,228	1,016,225	Sep-2018
	TJ462	10.43%	770,501	809,660	Oct-2020
	Selic	16.20%	316,655	298,258	Jun-2023
	TJLP	10.19%	190,565	176,900	Oct-2018
	Selic	15.75%	5,315	5,595	Sep-2020
	Fixed	3.97%	4,476	4,684	Jan-2024
	IPCA	15.58%	4,358	4,152	Nov-2021
	URTJLP	10.85%	26,650	217	Jun-2016
EIB	US$ + LIBOR	2.28%	779,278	869,014	Sep-2021
Foreign loans	LIBOR Sterling	3.95%	279,781	312,940	Dec-2019
FRN	US$	2.63%	190,973	216,134	Jan-2017
ECN	112% of CDI	15.95%	418,611	406,805	Sep-2019
	109% of CDI	15.50%	318,371	304,644	Oct-2018
	US$	3.79%	81,371	126,669	Jul-2016
Perpetual Notes	US$	8.25%	1,801,543	1,976,673	—
Resolution 4131	US$	3.11%	425,075	477,705	Oct-2020
	US$ + LIBOR	2.40%	439,467	471,045	Mar-2018
	US$ + LIBOR	1.76%	359,192	406,348	Nov-2016
Senior Notes Due 2018	Fixed	9.50%	854,964	875,376	Mar-2018
Senior Notes Due 2023	US$	5.00%	1,811,358	2,009,296	Mar-2023
FINEP	Fixed	5.00%	130,077	137,133	Nov-2020
Trade banks	CDI + 3.50% p.a.	18.13%	198,428	205,781	Sep-2016
	CDI + 4.91% p.a.	19.73%	196,179	195,632	Jun-2019
	Fixed	20.98%	2,888	3,898	Jun-2016
	CDI + 1,80 a.a.	16.18%	172,357	—	May-2016
	CDI + 4,80% a.a.	19.61%	70,552	—	Apr-2016
Working capital	CDI + 2.50% p.a.	16.98%	409,844	388,203	Dec-2018
	US$ + LIBOR	4.45%	87,145	100,121	Sep-2021
	CDI + 0.28% p.m.	18.02%	23,471	25,004	Dec-2016
	121.10% of CDI	17.37%	8,015	10,144	Nov-2016
Overdraft	118% of CDI	16.89%	74,714	17,764	Apr-2016
Prepayment	US$ + LIBOR	3.62%	50,015	—	Feb-2017

			14,240,383	14,703,813
Debentures
Convertible debentures	URTJLP	9.01%	2,553	2,592	Jun-2016
Non-convertible debentures	CDI + 2.05% p.a	16.47%	1,431,533	1,431,607	Apr-2018
	CDI + 1.30% p.a.	15.61%	803,298	775,228	Oct-2017
	IPCA	18.79%	621,760	594,157	Dec-2025
	108% of CDI	15.34%	507,517	526,285	Jul-2018
	IPCA	16.53%	501,757	484,246	Sep-2020
	Fixed	13.13%	168,799	161,175	Oct-2020
	CDI	15.17%	125,252	119,785	Sep-2019
	% of net revenue	—	31,612	30,315	Jun-2016

			4,194,081	4,125,390
Total			18,434,464	18,829,203

Current			3,443,065	2,775,510

Non-current			14,991,399	16,053,693

(i)	TJLP and URTJLP are long-term interest rates on BNDES (Brazilian National Economic and Social Development Bank) loans. Selic is the benchmark interest rate set by the Brazilian Central Bank. CDI is a benchmark interbank lending rate in Brazil. IPCA is a benchmark consumer price index.

(ii)	As at March 31, 2016.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts of loans and borrowings are denominated in the following currencies:

	March 31, 2016	December 31, 2015
Brazilian Real	12,129,266	11,863,258
US Dollar	6,025,417	6,653,005
Pound Sterling	279,781	312,940

	18,434,464	18,829,203

Financial Covenants

The Company and its subsidiaries are subject to certain restrictive financial covenants set forth in existing loans, financing and debentures agreements in relation to certain financial and non-financial indicators. Financial ratios are: (i) consolidated net debt / EBITDA; (ii) EBITDA / consolidated financial results (considers only interest on debentures, loans / financing and derivative activities); (iii) equity / net assets, being item (iii) applicable only to BNDES. Except for BNDES, whose measurement is required annually, a quarterly measurement is required on the reporting date, using the consolidated financial statements.

With the acquisition of ALL the Company initiated a process of discussion with the banks by setting new standards for the covenants. Except for BNDES, whose new net debt indicators / EBITDA and ICD are yet to be set, all other creditors have agreed to a ratio of up to 5.5x net debt / EBITDA. If the negotiations with BNDES require a lower leverage ratio, such ratio will be extended to all other creditors with equivalent covenants conditions. On March 31, 2016, quarterly financial covenants were met within the new established standards.

As at March 31, 2016, the Company, its subsidiaries and joint ventures were in compliance with all debt financial covenants.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

16 Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	Less than one year	Between one and five years	More than five years	Total
Future minimum lease payments	722,678	1,171,539	352,854	2,247,071
Rolling stock	691,543	1,075,481	238,483	2,005,507
Terminal	24,055	90,591	114,371	229,017
Other	7,080	5,467	—	12,547
Interests	(180,312)	(261,213)	(74,855)	(516,380)
Rolling stock	(162,692)	(212,922)	(46,003)	(421,617)
Terminal	(16,044)	(46,961)	(28,852)	(91,857)
Other	(1,576)	(1,330)	—	(2,906)

Present value of minimum lease payments	542,366	910,326	277,999	1,730,691

Current				542,366

Non-current				1,188,325

Leases have various expiration dates, the last maturing in June 2043. The amounts are updated annually by Brazilian market price index (Índice Geral de Preços do Mercado-IGPM) plus TJLP (Long-Term Interest Rate) or CDI.

Operating leases

As of March 31, 2016, the future minimum lease payments under non-cancellable leases are as follows:

	March 31, 2016	December 31, 2015
Future minimum lease payments
Less than one year	19,664	22,788
Between one and five years	23,904	24,364
More than five years	9,096	13,528

	52,664	60,680

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The rentals are recognized as expenses (Note 25) on a straight-line basis over the life of the respective agreement.

17 Leases on concessions

	Leases	Concessions	Total	Judicial deposits
Payables
Malha Sul	38,892	27,181	66,073	—
Malha Paulista	—	25,416	25,416	—

	38,892	52,597	91,489	—
Court Discussion
Malha Paulista	1,226,495	1,559	1,228,054	116,983
Malha Oeste	940,225	60,641	1,000,866	18,439

	2,166,720	62,200	2,228,920	135,422

Total	2,205,612	114,797	2,320,409	135,422

Current			26,782

Non-current			2,293,627

18 Trade payables

	March 31, 2016	December 31, 2015
Natural gas suppliers	1,352,519	1,489,552
Materials and service suppliers	758,613	627,067
Fuels suppliers	1,693	3,535
Judicial deposits(i)	(294,976)	(294,976)
Other	132,564	139,834

	1,950,413	1,965,012
Current	1,949,548	1,963,981

Non-current	865	1,031

(i)	The controversial values calculated based on the supply of gas from January to September 2014 were assured in a court decision upon a judicial deposit and the controversial values calculated found as of the supply of gas from October 2014 to September 2015 began to be secured by a bank guarantees. On March 31, 2016, the guaranteed value in the judicial deposit is R$ 294,976 and the guaranteed value through surety is of R$ 689,314.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

19 Other taxes payable

	March 31, 2016	December 31, 2015
ICMS—State VAT	87,054	73,692
Tax Amnesty and Refinancing Program—REFIS	51,169	56,041
COFINS—Revenue tax	22,803	23,080
INSS—Social security	7,066	7,483
PIS—Revenue tax	4,906	4,670
Other	49,455	39,901

	222,453	204,867
Current	174,807	153,540

Non-current	47,646	51,327

20 Income tax and social contribution

a) Reconciliation of income and social contribution tax expenses:

	March 31, 2016	March 31, 2015
Profit before taxes	200,975	(53,964)
Income tax and social contribution at nominal rate (34%)	(68,332)	18,348
Adjustments to reconcile nominal to effective tax rate
Equity in earnings of investees (non-taxable income)	149,527	52,067
Compensation action	1,398	—
Differences in tax rates on earnings / losses of overseas companies	(43,108)	22,287
Differences in tax rates on entities under Brazilian presumed profits tax regime	2,344	6,361
Tax profit of the activity (operating income)	10,691	—
Stock options	(1,003)	(996)
Interest on capital (net received)	(5,610)	(6,120)
Non-deductible expenses
(donations, gifts, etc.)	(2,037)	(12,262)
Tax losses not recorded	(69,917)	(73)
Other	5,827	79

Income tax and social contribution benefit (expense)—current and deferred	(20,220)	79,691

Effective rate—%	10.06	147.67

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Deferred income tax assets and liabilities:

	March 31, 2016				December 31, 2015
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)
Tax loss carry forwards
Income tax loss carry forwards	6,960,165	1,740,041	—	1,740,041	1,597,697
Social contribution tax loss carry forwards	7,019,123	—	631,721	631,721	580,269
Temporary differences
Foreign currency losses	2,171,889	542,972	195,470	738,442	937,281
Provision for judicial demands	1,086,937	271,734	97,824	369,558	354,730
Impairment	1,000,652	250,163	90,059	340,222	350,325
Business combination—Property, plant and equipment	648,855	162,214	58,397	220,611	246,757
Tax deductible goodwill	206,196	51,549	18,558	70,107	129,207
Gains or losses on actuarial liabilities	310,490	77,623	27,944	105,567	103,820
Allowance for doubtful accounts	290,575	72,644	26,152	98,796	95,015
Regulatory asset	221,559	55,390	19,940	75,330	76,764
Profit sharing	56,665	14,166	5,100	19,266	32,327
Concession contract	(35,495)	(8,874)	(3,195)	(12,069)	(12,552)
Assets held for sale	(85,692)	(1,714)	(925)	(2,639)	(1,255)
Business combination—Other fair value adjustments	(772,238)	(44,697)	(18,413)	(63,110)	(66,404)
Property, plant and equipment	(281,206)	(70,301)	(25,309)	(95,610)	(147,749)
Unrealized gains on derivatives instruments	(727,520)	(181,880)	(65,477)	(247,357)	(469,899)
Unrealized gains on investment properties	(1,975,635)	(39,513)	(21,337)	(60,850)	(62,069)
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,037)	(1,135,037)
(-) Valuation allowance	(7,591,278)	(1,194,617)	(430,062)	(1,624,679)	(1,526,639)
Business combination—Intangible assets	(11,258,292)	(2,814,573)	(1,013,246)	(3,827,819)	(3,839,323)
Other	746,886	189,884	68,324	258,208	275,782

Total net liability		(1,762,375)	(638,926)	(2,401,301)	(2,480,953)
Deferred income tax—Assets				1,683,252	1,698,611
Deferred income tax—Liabilities				(4,084,553)	(4,179,564)

Total net deferred taxes				(2,401,301)	(2,480,953)

c) Changes in deferred income taxes, net:

At December 31, 2015—Net deferred tax liability	(2,480,953)
Recorded through income	81,275
Recorded through other comprehensive income	877
Business combinations	(11,268)
Other	8,768

At March 31, 2016—Net deferred tax liability	(2,401,301)

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

21 Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Tax	446,656	441,674	379,242	377,435
Civil, regulatory and environmental	301,818	284,344	182,168	181,180
Labor	466,305	467,913	130,350	121,609

	1,214,779	1,193,931	691,760	680,224

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total
At December 31, 2015	441,674	284,344	467,913	1,193,931
Accruals	1,979	8,541	22,831	33,351
Write-off / Reversals	(3,287)	(3,925)	(32,643)	(39,855)
Indexation and interest charges	6,290	12,858	8,204	27,352

At March 31, 2016	446,656	301,818	466,305	1,214,779

Tax claims

a) Judicial claims deemed to be probable losses, fully accrued

	March 31, 2016	December 31, 2015
Compensation with FINSOCIAL	258,489	255,022
State VAT—ICMS credits	80,937	79,417
INSS—Social security	59,181	57,916
PIS and COFINS	2,210	2,781
IPI—Excise tax credit—NT	1,125	1,105
Federal income taxes	329	329
Other	44,385	45,104

	446,656	441,674

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Judicial claims deemed as possible losses, and therefore not accrued

	March 31, 2016	December 31, 2015
ICMS—State VAT	1,950,943	1,904,253
Federal income taxes(i)	1,590,230	886,178
Foreign financial operation	929,997	911,942
PIS and COFINS—Revenue taxes	885,261	879,669
IRRF—Withholding tax	808,988	792,104
INSS—Social security and other	599,233	577,686
IPI—Excise tax credit—NT	489,983	484,606
Goodwill ALL	455,579	446,535
Penalties related to tax positions	365,020	258,391
Compensation with IPI—IN 67/98	124,737	123,522
MP 470—Tax installments	115,351	113,814
Intermodal	78,360	76,914
Stock option	58,688	57,554
Financial transactions tax on loan	51,073	49,844
Social security contributions	41,563	40,855
Compensation credit award	35,403	—
Other	956,623	952,651

	9,537,032	8,556,518

(i)	The tax contingencies relate to the tax assessments mainly in the Federal sphere assessed as possible losses by the legal counsel and management and, therefore, no reserve was required. Until the date of approval of the interim financial statements, the Company had science assessment notice on goodwill amortization expense amounting possible is R$598,052. The tax assessment is questioned at the administrative level.

Civil, labor, regulatory and environmental

a) Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	March 31, 2016	December 31, 2015
Civil	2,436,926	2,385,643
Labor	1,024,388	960,446
Regulatory	364,344	339,267
Environmental	314,168	295,984

	4,139,826	3,981,340

22 Shareholders’ equity

a) Share capital

As of March 31, 2016, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A and / or BDRs	%	Class B1 shares	%
Queluz Holdings Limited	5,241,111	3.01	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	—	—	30,010,278	31.15
Gávea Investimentos Ltda.	21,167,463	12.14	—	—
Skagen AS	16,120,419	9.25	—	—
MSOR Participações S.A.	1,811,250	1.04	—	—
Other	124,018,596	71.14	—	—

Total shares outstanding	168,358,839	96.56	96,332,044	100.00

Treasury shares	5,996,502	3.44	—	—
Total	174,355,341	100.00	96,332,044	100.00

b) Treasury shares

The Company holds 5,996,502 Class A treasury shares as of March 31, 2016 and December 31, 2015 with a market value of US$4.92 per share at December 31, 2015 (US$3.69 per share at December 31, 2015).

c) Other comprehensive (loss) income

	December 31, 2015	Comprehensive (loss) income	March 31, 2016
Foreign currency translation effects	(468,350)	33,810	(434,540)
Loss on cash flow hedge in joint ventures and subsidiaries	(235,779)	(27,092)	(262,871)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial gain on defined benefit plan	28,032	—	28,032
Changes in fair value of available for sale securities	6,748	(1,702)	5,046

Total	(478,614)	5,016	(473,598)

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Attributable to:
Owners of the Parent	(478,207)	3,322	(474,885)
Non-controlling interests	(407)	1,694	1,287

	December 31, 2014	Comprehensive (loss) income	March 31, 2015
Foreign currency translation effects	(298,446)	(80,686)	(379,132)
Gain (loss) on cash flow hedge in joint ventures and subsidiaries	(10,574)	20,735	10,161
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial (losses) gain on defined benefit plan	47,104	—	47,104
Changes in fair value of available for sale securities	(1,467)	981	(486)

Total	(72,648)	(58,970)	(131,618)

Attributable to:
Owners of the Parent	(165,618)	(59,998)	(225,616)
Non-controlling interests	92,970	1,028	93,998

23 Earnings per share

The following table sets forth the calculation of earnings per share for the quarter ended March 31, 2016 and 2015 (in thousands of Brazilian Reais, except per share amounts):

	March 31, 2016	March 31, 2015
Profit attributable to ordinary equity holders for basic earnings	131,308	9,539
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan	(328)	69
Dilutive effect of put option	(15,601)	(15,601)

Profit attributable to ordinary equity holders adjusted for the effect of dilution	115,379	(5,993)

Weighted average number of shares outstanding	264,690,883	264,690,883
Basic earnings per share from continuing operations	R$0.50	R$0.04
Diluted earnings per share from continuing operations	R$0.44	(R$0.02)

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The non-controlling interests of the indirect subsidiary Brado have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of ALL. The exchange ratio shall take into account the economic value for both Brado and ALL shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

ALL Malha Norte issued to BNDES Participações S.A., bonds convertible in to shares, remunerated at market rates, amounting to R$ 2,553 on March 31, 2016, whose maturity date is June 2016.

The stock option plan is out of money, so, the exercise price of the options granted is much higher than the average stock price during the period. These financial instruments have antidilutive effects in the periods presented.

24 Financial results

	March 31, 2016	March 31, 2015
Cost of gross debt
Interest on debt	(434,685)	(177,484)
Exchange and monetary variations	500,422	(692,766)
Derivatives	(700,125)	620,756
Guarantees and warranties on debt	(37,096)	(5,744)

	(671,484)	(255,238)
Income from financial investment	119,176	48,876

Cost of debt, net	(552,308)	(206,362)

Other charges and monetary variations
Monetary variation on leases and concessions agreements	(73,408)	—
Monetary restatement and interest on leases	(50,705)	—
Interest on other receivables	35,501	(9,528)
Interest on other liabilities	(196,627)	(68,859)
Bank charges	11,173	(15,816)
Other	21,621	42,142

	(252,445)	(52,061)

Financial results, net	(804,753)	(258,423)

Reconciliation
Finance expense	(876,738)	(291,612)
Finance income	250,773	69,791
Foreign exchange losses, net	525,354	(591,834)
Derivatives	(704,142)	555,232

Financial results, net	(804,753)	(258,423)

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

25 Other income expense, net

	March 31, 2016	March 31, 2015
Insurance reimbursement income	7,150	2,505
Rental income	385	168
Cost related to internal organization and prospective acquisitions	—	(103,844)
Changes in the fair value of investment properties	(290)	14,320
Loss on disposal of non-current assets	(6,493)	(1,282)
Provisions for legal proceedings	(37,869)	(9,200)
Other	(449)	(1,991)

	(37,566)	(99,324)

26 Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	March 31, 2016	December 31, 2015
Assets
Fair value through profit or loss
Investment funds	1,916,368	2,244,427
Marketable securities	549,694	749,698
Derivate financial instruments	1,984,445	2,430,296

	4,450,507	5,424,421
Loans and receivables
Cash and cash equivalents	1,293,284	1,261,397
Trade receivables	965,841	964,978
Receivables from related parties	316,817	296,574
Dividends receivable	146,730	12,064

	2,722,672	2,535,013
Total	7,173,179	7,959,434

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	13,877,349	13,895,414
Leases	1,730,691	1,741,701
Advances on real state credits	265,835	285,006
Trade payables	1,950,413	1,965,012
Other financial liabilities	132,246	236,698
Payables to related parties	242,961	204,080
Contingent consideration	150,255	217,377
Dividends payable	36,108	39,934
Tax installments—REFIS	51,169	56,041
Preferred shareholders payable in subsidiaries	2,111,942	2,042,878

	20,548,969	20,684,141
Fair value through profit or loss
Loans, borrowings and debentures	4,557,115	4,933,789
Post-employment benefits	349,414	344,447
Derivative financial instruments	999,329	742,498

	5,905,858	6,020,734
	26,454,827	26,704,875

During the period there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Risk management structure

As at March 31, 2016 and December 31, 2015, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Exchange rate derivatives
Forward agreements	1,826,141	2,058,190	(251,844)	46,247
Interest rate and exchange rate risk
Swap agreements (interest rate)	1,088,636	1,083,526	(60,559)	(107,230)
Cross currency interest rate swaps	4,410,543	4,629,948	1,297,519	1,748,781

	5,499,179	5,713,474	1,236,960	1,641,551
Total financial instruments			985,116	1,687,798

Assets			1,984,445	2,430,296

Liabilities			(999,329)	(742,498)

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk

	March 31, 2016	December 31, 2015
Cash and cash equivalents(i)	3,209,652	3,505,824
Trade receivables(ii)	965,841	964,978
Derivative financial instruments(iii)	1,984,445	2,430,296
Marketable securities	549,694	749,698
Dividends receivable	146,730	12,064

	6,856,362	7,662,860

(i)	The cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB to AAA.

The credit risk on cash and cash equivalents, marketable securities and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	March 31, 2016	December 31, 2015
AAA	530,803	1,473,089
AA	3,966,318	4,068,000
A	809,141	357,399
BB	51,455	207,097
BBB	386,074	580,233

	5,743,791	6,685,818

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for impairment is analyzed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The Company’s maximum exposure to credit risk for the components of the statement of financial position is the carrying amounts as illustrated in Note 15. The Company’s maximum exposure for financial guarantees and financial derivative instruments are as below.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the Company to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	March 31, 2016					December 31, 2015
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,804,154)	(3,934,110)	(7,558,221)	(6,141,810)	(21,438,295)	(29,450,102)
Trade payables	(1,949,518)	(895)	—	—	(1,950,413)	(1,965,012)
Other financial liabilities	(132,246)	—	—	—	(132,246)	(236,698)
REFIS	(12,958)	(11,803)	(22,128)	(9,607)	(56,496)	(64,529)
Leases	(671,470)	(497,844)	(664,222)	(303,196)	(2,136,732)	(2,132,455)
Advances on real estate credits	(138,824)	(136,354)	(72,601)	—	(347,779)	(382,559)

	(6,709,170)	(4,581,006)	(8,317,172)	(6,454,613)	(26,061,961)	(34,231,355)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

a) Foreign exchange risk

As at March 31, 2016 and December 31, 2015, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Brazilian Reais:

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

	March 31, 2016		December 31, 2015
	R$	US$	R$	US$
Cash and cash equivalents	471,420	132,462	256,003	65,561
Trade receivables	17,481	4,912	18,227	4,668
Advances to suppliers	62,010	17,424	85,155	21,808
Trade payables	(16,372)	(4,600)	(15,894)	(4,070)
Loans, borrowings and debentures	(6,025,417)	(1,693,056)	(6,653,006)	(1,703,802)
Advances from clients	(14,422)	(4,052)	(1,701)	(436)
Contingent consideration	(17,993)	(5,056)	(65,064)	(16,663)
Derivative financial instruments	6,236,684	1,752,419	6,688,138	1,712,799

Foreign exchange exposure, net	713,391	200,453	311,858	79,865

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at March 31, 2016, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at March 31, 2016, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	March 31, 2016	Scenario
		Probable	25%	50%	-25%	-50%
At March 31, 2016	3.5589	3.9600	4.9500	5.9400	2.9700	1.9800

Considering the above scenario the profit or loss would be impacted as follows:

		Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	53,129	184,267	315,404	(78,008)	(209,145)
Trade receivables	USD fluctuation	1,970	6,833	11,696	(2,893)	(7,755)
Advances to suppliers	USD fluctuation	6,989	24,238	41,488	(10,261)	(27,511)
Trade payables	USD fluctuation	(1,845)	(6,399)	(10,954)	2,709	7,263
Exchange rate derivatives(i)	USD fluctuation	205,808	713,795	1,221,782	(302,179)	(810,167)
Exchange rate	USD and
and interest derivatives(i)	CDI fluctuation	497,072	1,723,976	2,950,880	(729,832)	(1,956,735)
Loans, borrowings and debentures	USD fluctuation	(679,070)	(2,355,192)	(4,031,313)	997,052	2,673,174
Advances from clients	USD fluctuation	(1,625)	(5,637)	(9,649)	2,386	6,398
Contingent consideration	USD fluctuation	(2,028)	(7,033)	(12,038)	2,977	7,983

Impacts on profit or loss		80,400	278,848	477,295	(118,048)	(316,496)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

b) Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	March 31, 2016
Exposure interest rate(i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	372,248	93,062	186,124	(93,062)	(186,124)
Marketable securities	75,858	18,964	37,929	(18,964)	(37,929)
Leases	(37,563)	(9,171)	(18,343)	9,171	18,343
Advances on real state credits	(177,209)	(33,218)	(56,789)	33,218	56,789
Interest rate derivatives	(60,559)	(97,768)	(185,369)	110,338	236,375
Loans, borrowings and debentures	(1,667,037)	(416,759)	(833,518)	416,759	833,518

Impacts on profit or loss	(1,494,262)	(444,890)	(869,966)	457,460	920,972

The probable scenario considers the estimated interest rate, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	13.82%	17.28%	20.73%	10.37%	6.91%
CDI	13.80%	17.25%	20.70%	10.35%	6.90%
TJ462	8.50%	10.63%	12.75%	6.38%	4.25%
TJLP	7.50%	9.38%	11.25%	5.63%	3.75%
IPCA	5.65%	7.06%	8.47%	4.24%	2.82%
LIBOR	1.20%	1.50%	1.80%	0.90%	0.60%

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

•	The market value of the Senior Notes Due 2018 and 2023 listed on the Luxembourg Stock Exchange (Note 15) is based on their quoted market price as of March 31, 2016, of 81.60% (78.71% on December 31, 2015) and 87.85% (83.83% at December 31, 2015), respectively, of the face nominal value at March 31, 2016.

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 15) is based on their quoted market price as March 31, 2016 of 84.44% (79.64% at December 31, 2015) of the face value of obligations at March 31, 2016.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 15).

•	The fair values of the remaining of assets held for sale are derived from quoted market prices in active markets.

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

	Carrying amount		Assets and liabilities measured at fair value
	March 31, 2016	December 31, 2015	March 31, 2016		December 31, 2015
			Level 1	Level 2	Level 1	Level 2
Assets
Investment funds	1,916,368	2,244,427	—	1,916,368	—	2,244,427
Marketable securities	549,694	749,698	—	549,694	—	749,698
Derivate financial instruments	1,984,445	2,430,296	—	1,984,445	—	2,430,296

Total	4,450,507	5,424,421	—	4,450,507	—	5,424,421

Liabilities
Loans, borrowings and debentures	(4,557,115)	(4,933,789)	—	(4,557,115)	—	(4,933,789)
Post-employment benefits	(349,414)	(344,447)	—	(349,414)	—	(344,447)
Derivative financial instruments	(999,329)	(742,498)	—	(999,329)	—	(742,498)

Total	(5,905,858)	(6,020,734)	—	(5,905,858)	—	(6,020,734)

Hedge accounting – Fair value

Currently the Company has adopted the fair value hedge for some of its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At December 31, 2015	2,522,772	(822,586)	1,700,186
Interest amortization	(45,299)	(42,401)	(87,700)
Fair value	(123,442)	982,131	858,689

At March 31, 2016	2,354,031	117,144	2,471,175

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

27 Post-employment benefits

	March 31, 2016	December 31, 2015
Futura	48,236	48,414
Futura II	342	335
COMGÁS	300,836	295,698

	349,414	344,447

During the period ended March 31, 2016, the expense recognized in relation to the actuarial contributions was R$6,921 (R$7,577 on March 31, 2015).

28 Share-based payment

The vesting period and share options outstanding at the end of the period are as follows:

	Expected life (years)			Number of instruments on March 31, 2016			Market price on grant date	Exercise price at March 31, 2016	Fair value at grant date –R$(i)
		Interest rate	Expected volatility	Granted	Exercisable options	Outstanding
Share option programs
August 18, 2011 (A)	1 to 5	12.39%	31.44%	4,825,000	1,285,000	2,250,000	22.98	26.72	6,80
August 18, 2011 (B)	1 to 10	12.39%	30.32%	5,000,000	1,080,000	4,080,000	22.98	26.72	8,15
December 12, 2012 (C)	1 to 5	8.78%	31.44%	700,000	372,000	652,000	39.80	46.29	10.10
April 24, 2013	5	13.35%	27.33%	970,000	—	930,000	46.51	52.95	17,95
April 25, 2014	5	12.43%	29.85%	960,000	—	930,000	37.10	43.22	15,67
August 31, 2015	5	14.18%	33.09%	759,000	—	759,000	18.15	20.03	7.67
October 2, 2015	5	15.66%	62.94%	4,485,238	—	4,205,238	6.30	7.72	2.83

				17,699,238	2,737,000	13,806,238

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula.

Cosan Limited

Notes to the consolidated financial statements

For the quarters ended March 31, 2016 and 2015

(Amounts in thousands of Brazilian Reais – R$, unless otherwise stated)

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted- average exercise price – R$
At December 31, 2015	13,876,238	24.22
Cancellation or settlements	(70,000)	—

At March 31, 2016	13,806,238	24.37

29	Subsequent events

29.1	Capital increase in subsidiary Cosan Logística

On April 13, 2016 approved the capital increase of R$580,000 through the issuance of 1.054.545.455 (one billion, fifty four million, five hundred and forty-five thousand, and four hundred and fifty five) common shares. These funds will be used to increase capital in the subsidiary Rumo. On the same date it approved the reverse stock split at a ratio of four (4) common shares to one (1) common share.

29.2	Capital increase in indirect subsidiary Rumo

On April 13, 2016 Rumo completed a capital increase, pursuant to CVM Rule 476 and Regulation “S” for foreign investors, of R$2,600,000 (cash received, net of issuance costs, totaled R$2,545,877) through the issuance of 1,040,000,000 (one billion and forty million) Rumo’s common shares of which the Company paid the amount of R$750,000. These funds will be used for cash strengthening and financing of Rumo’s business plan.

29.3	Capital increase in indirect subsidiary COMGÁS

On April 26, 2016 COMGÁS approved the capital increase of R$168,828, from R$1,143,548 on December 31, 2015 to R$1,312,376, through the capitalization of capital reserve in the amount of the effective credit tax earned by the Company in the year ended December 31, 2015.

29.4	Exercise of right of stocks exchange

On April 22, 2016, the GIF, a subsidiary of Gávea Investimentos and shareholder of Rumo, exercised its right to exchange or swap 12,831,102 shares issued by Rumo for shares issued by Cosan S.A. and shares issued by Cosan Logística, pursuant to the shareholders’ agreement entered into in 2010, as amended, between Cosan Logística, TPG VI Fundo de Investimento em Participações, GIF, Cosan S.A and Cosan Limited.

The exchange ratio established is 19.246654 Bound Shares to one (1) share of Cosan S.A. and one (1) share of Cosan Logística, subject to usual adjustments to be determined within the contractual terms, such as Rumo’s share grouping, which is determined within the established contractual terms. The Company has 120 days after April 22, 2016 to complete the transaction.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2016

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer